Exhibit 99.3

Extraordinary General Meeting in Forward Pharma A/S

An extraordinary general meeting in Forward Pharma A/S will be held on Monday 20 July 2015 at 2.00 p.m. (CET) at the company’s premises, Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark.

REQUEST FOR ADMISSION CARD

Access to the extraordinary general meeting is conditional on the shareholder having requested an admission card by Thursday 16 July 2015 end of day (CET).

Admission cards for the extraordinary general meeting may be obtained by:

•                  contacting Forward Pharma A/S by phone +45 33 44 42 42, or

•                  returning this request for admission card form, duly completed and signed, by email: art@forward-pharma.com or by ordinary letter to Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

Please tick the relevant box(es):

☐                I/we will attend the extraordinary general meeting and hereby order an admission card

☐                I/we attend with advisor:

Name of advisor (please use CAPITAL LETTERS)

Further information on the general meeting is available on www.forward-pharma.com à ‘Investors’, including the notice convening the general meeting and the agenda.

Date:              2015

On behalf of:

Name:	Name:
Title:	Title:

If you wish to give proxy or vote by correspondence, please complete the proxy/voting by correspondence form. Please remember to sign and date the form.